Copa Holdings Consolidated Traffic for December Grows 22%

PANAMA CITY, Jan. 6, 2011 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), and its Copa Airlines and Copa Airlines Colombia operating subsidiaries, today released preliminary passenger traffic statistics for December 2010:

Copa Holdings (Consolidated)	December	December	Change
	2010	2009	(%)
ASM (mm) (1)	1,045.2	873.2	19.7%
RPM (mm) (2)	819.1	671.3	22.0%
Load Factor (3)	78.4%	76.9%	1.5 p.p.
Copa Airlines
ASM (mm) (1)	870.4	726.3	19.9%
RPM (mm) (2)	690.9	561.4	23.1%
Load Factor (3)	79.4%	77.3%	2.1 p.p.
Copa Airlines Colombia
ASM (mm) (1)	174.8	147.0	18.9%
RPM (mm) (2)	128.1	109.9	16.5%
Load Factor (3)	73.3%	74.8%	-1.5 p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of December 2010, Copa Holdings' system-wide passenger traffic (RPM) increased 22.0%, while capacity (ASM) increased 19.7%. System load factor for December 2010 was 78.4%, a 1.5 percentage point increase when compared to December 2009.

Copa Airlines passenger traffic (RPM) for December 2010 increased 23.1%, while capacity (ASM) increased 19.9%. This resulted in a load factor of 79.4%, a 2.1 percentage point increase when compared to December 2009.

Copa Airlines Colombia passenger traffic (RPM) for December 2010 increased 16.5%, while capacity (ASM) increased 18.9%. Load factor for the month reached 73.3%, a 1.5 percentage point decrease when compared to December 2009. Copa Airlines Colombia's capacity growth was entirely a result of additional international capacity, which for December 2010 represented 35.5% of total capacity compared to 18.5% in December 2009.

Copa Holdings, through its Copa Airlines and Copa Airlines Colombia operating subsidiaries, is a leading Latin American provider of passenger and cargo services. Copa Airlines currently offers approximately 152 daily scheduled flights to 46 destinations in 25 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Copa Airlines Colombia provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Barranquilla, Bogota, Bucaramanga, Cali, Cartagena, Medellin and Pereira. Additionally, Copa Colombia has international flights from Colombia to Caracas, Guayaquil, Quito, Mexico City and Havana. For more information, visit www.copaair.com.

CPA-G

CONTACT: Joseph Putaturo – Panama, Director-Investor Relations, +011-507-304-2677